NXT CHANGES OTCBB TRADING SYMBOL TO “NSFDF”.

Calgary, Alberta, Canada
Tuesday October 7, 2008

NXT Energy Solutions Inc. - formerly Energy Exploration Technologies Inc. (“NXT” or the “Company”)

“SFD” – TSX-V

“NSFDF ” – NASDAQ OTCBB -formerly “ENXTF”

“EFW” – Frankfurt

NXT announces that effective today our new trading symbol on the OTCBB shall be “NSFDF”.  The introduction of this new symbol follows our name change to NXT Energy Solutions Inc. as announced September 22, 2008.  Our symbols on the TSX-V (“SFD.V”) and the Frankfurt (“EFW”) exchanges remain unchanged.

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry.  The Company utilizes its proprietary SFD Survey System to offer its clients a unique service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact.  The value of the service is providing clients with an efficient, cost effective method of surveying large tracts of land and delivering an inventory of SFD prospects with high potential.

Additional information about NXT and the SFD technology is available on the Company’s website.

For more information contact:
Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
505 — 3rd Street, S.W., Suite 1400
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither the TSX-Venture nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this news release.